SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              HomeServices.Com Inc.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   43706-10-6

                                 (CUSIP Number)

                           John A. Rasmussen Jr., Esq.

                     Senior Vice President, General Counsel

                       MidAmerican Energy Holdings Company

                                666 Grand Avenue

                             Des Moines, Iowa 50309

                                 (515) 242-4300

                  (Name, Address and Telephone Number of Person

                 Authorized to Receive Notices and Communications)

                                  With copy to:

                              Peter J. Hanlon, Esq.

                            Willkie Farr & Gallagher

                               787 Seventh Avenue

                            New York, New York 10019

                                 (212) 728-8000

                                October 12, 2000

                      (Date of Event which Requires Filing

                                of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (continued on following pages)
                                Page 1 of 7 Pages

                                  SCHEDULE 13D

-------------------------------------       ------------------------------------
      CUSIP No.  43706-10-6                           Page 2 of 7 Pages
-------------------------------------       ------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            MidAmerican Energy Holdings Company                 I.D. #94-2213782
            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)
                                                                      (b)

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Iowa, USA

----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                7,279,100
NUMBER OF
SHARES               --------- ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
OWNED BY
EACH                            0
REPORTING
PERSON               --------- ------------------------------------------------
WITH                     9      SOLE DISPOSITIVE POWER

                                7,279,100

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            7,279,100

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    12      CHECK  BOX  IF  THE AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES  CERTAIN
            SHARES*

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            83.4%

            --------------------------------------------------------------------
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC

----------- --------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   INCLUDE  BOTH  SIDES  OF  THE  COVER  PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING  EXHIBITS) OF
                   THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 2 of 7 Pages

Item 1.  Security and Issuer.

                  This amendment to Schedule 13D relates to the Common Stock, $.01 par value per share ("Common Stock"), of HomeServices.Com Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6800 France Avenue South, Suite 600, Edina, Minnesota 55435.

Item 2.  Identity and Background.

                  (a) This amendment to Schedule 13D is being filed on behalf of MidAmerican Energy Holdings Company, an Iowa corporation (the "Reporting Person"), as a result of the purchase of 1,700,000 shares of Common Stock by the Issuer. The Reporting Person is the Issuer's largest shareholder and holds a controlling interest in the Issuer. The names of the directors and executive officers of the Reporting Person are set forth in Schedule I attached hereto, and incorporated by reference herein. In addition to being a director of the Reporting Person, Walter Scott, Jr. may also be deemed to hold a controlling interest in the Reporting Person. Mr. Scott directly owns approximately 11.4% of the outstanding equity interests and approximately 53.9% of the outstanding voting interests in the Reporting Person. Furthermore, Mr. Scott, together with his family, owns approximately 18.2% of the outstanding equity interests and approximately 86.2% of the outstanding voting interests in the Reporting Person through the following: (i) Mr. Scott's direct holdings; (ii) direct holdings of Mr. Scott's children; (iii) trusts for the benefit of Mr. Scott's children; and
(iv) a corporation controlled by the Scott family.

                  (b) The address of the principal executive offices of the Reporting Person is 666 Grand Avenue, Des Moines, Iowa 50309. Unless otherwise indicated on Schedule I, the business address of all directors and executive officers of the Reporting person is c/o MidAmerican Energy Holdings Company, 666 Grand Avenue, Des Moines, Iowa 50309.

                  (c) The principal business of the Reporting Person is the generation, distribution and supply of electricity, as well as the distribution and supply of gas, through subsidiaries, to utilities, government entities, retail customers and other customers located throughout the world. The principal occupation or employment of the controlling person, Walter Scott, Jr., and of the directors and executive officers of the Reporting Person, as well as the principal business and address of any corporation or organization, other than the Reporting Person, in which such employment is conducted, is set forth in
Schedule I.

                  (d) The Reporting Person, nor to the best of its knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person, nor to the best of its knowledge, any entity or person with respect to whom information is provided in response to this Item has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                             Page 3 of 7 Pages

                  (f) Messrs. Abel and McArthur are citizens of Canada. All other individuals with respect to whom information is provided in response to this Item are citizens of the United States of America.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  The Reporting Person has been advised by the Issuer that the source of funds for the October 12, 2000 purchase of 1,700,000 shares of Common Stock by the Issuer was cash on hand. The Reporting Person has been further advised by the Issuer that the amount of the purchase was $17,850,000, based upon a purchase price of $10.50 per share, and that the seller was U.S. Bancorp Piper Jaffray Inc.

Item 4.  Purpose of Transaction.

                  This amendment is being filed to report an increase in the percentage of Common Stock shares beneficially owned by the Reporting Person. The Common Stock shares beneficially owned by the Reporting Person were acquired for investment purposes. The Reporting Person has no current plans to make any additional purchases, directly or indirectly, of Common Stock.

Item 5.  Interest in Securities of the Issuer.

                  (a) The Reporting Person beneficially owns 7,279,100 shares of Common Stock, which represents 83.4% of the total shares of Common Stock outstanding. For this purpose, the number of outstanding shares is assumed to be 8,722,942 shares based on the 10,422,942 shares reported as outstanding as of August 10, 2000, in the Issuer's 10-Q filed on August 10, 2000, less the 1,700,000 shares repurchased by the Issuer on October 12, 2000.

                  (b) The Reporting Person has the sole power to vote, or direct the vote, and to direct the disposition of 7,279,100 shares of Common Stock.

                  (c) On October, 12, 2000, the Issuer purchased 1,700,000 shares of Common Stock from U.S. Bancorp Piper Jaffray Inc.

                  (d)  Not applicable

                  (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Reporting Person is the Issuer's largest shareholder.

Item 7.  Material to be Filed as Exhibits.

                  Not applicable

                               Page 4 of 7 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct as of the day of October 2000.

                                             MIDAMERICAN ENERGY HOLDINGS COMPANY

                                             By:  /s/  Paul J. Leighton
                                                 -------------------------------
                                                 Name:  Paul J. Leighton
                                                 Title: Vice President Corporate
                                                        Law,  Assistant  General
                                                        Counsel  and   Assistant
                                                        Secretary








                             Page 5 of 7 Pages

                     *NOTE: Schedule I to be updated by MEHC

                                    Schedule I

                   Executive Officers of the Reporting Person

--------------------------------------------------------------------------------


Name                     Position with the Reporting Person/Principal Occupation
----                     -------------------------------------------------------
David L. Sokol           Chairman of the Board and Chief Executive Officer.
Gregory E. Abel          President and Chief Operating Officer.
Patrick J. Goodman       Senior Vice President and Chief Financial Officer.
Steven A. McArthur       Senior Vice President,  Mergers  and  Acquisitions  and
                         Secretary.
John A. Rasmussen Jr.    Senior Vice President and General Counsel.
Keith D. Hartje          Senior Vice President and Chief Administrative Officer.
Douglas L. Anderson      Vice President, Assistant  General  Counsel and General
                         Counsel, CalEnergy Generation.
James A. Flores          Vice President, Project Finance.
Adrian M. Foley III      Vice President, Marketing.
Brian K. Hankel          Vice President and Treasurer.
Paul J. Leighton         Vice President Corporate Law, Assistant General Counsel
                         and Assistant Secretary.
Joseph M. Lillo          Vice President and Controller.
James J. Sellner         Director of Taxation, Corporate.
Russell H. White         Assistant Vice President, General Services.
Cathy S. Woollums        Vice President, Environmental.






                             Page 6 of 7 Pages

                        Directors of the Reporting Person

--------------------------------------------------------------------------------

Name                        Principal Occupation/Employer                              Business Address
----                        -----------------------------                              ----------------
David L. Sokol              Chairman of the Board of Directors.  Chief Executive       c/o the Reporting Person
                            Officer of the Reporting Person.

Gregory E. Abel             Director.  President and Chief Operating Officer of the    c/o the Reporting Person
                            Reporting Person.
Edgar D. Aronson            Director.  President of EDACO, Inc., a private venture     c/o EDACO, Inc.
                            capital company, with its principal business address at    551 Fifth Avenue, Suite 512
                            551 Fifth Avenue, Suite 512, New York, New York, 10176.    New York, New York, 10176.
John K. Boyer               Director.  Partner with the law firm Fraser, Stryker,      c/o Fraser, Stryker, Meusey, Olson,
                            Meusey, Olson, Boyer & Block, P.C., with its principal     Boyer & Block, P.C.
                            business address at 500 Energy Plaza, 409 South 17th       500 Energy Plaza
                            Street, Omaha, Nebraska 68102.                             409 South 17th Street
                                                                                       Omaha, Nebraska  68102
Stanley J. Bright           Director.  Retired Chairman and Chief Executive Officer    c/o the Reporting Person
                            of MidAmerican Energy Company.
Warren E. Buffet            Director.  Chairman and Chief Executive Officer of         c/o Berkshire Hathaway Inc.
                            Berkshire Hathaway Inc., a holding company with            1440 Kiewit Plaza
                            subsidiaries engaged in a number of diverse business       Omaha, Nebraska  68131
                            activities, the most important of which is the property
                            and casualty insurance and reinsurance business.  The
                            principal business address of Berkshire Hathaway Inc. is
                            1440 Kiewit Plaza, Omaha, Nebraska 68131.
Marc D. Hamburg             Director.  Vice President, Chief Financial Officer and     c/o Berkshire Hathaway Inc.
                            Treasurer of Berkshire Hathaway Inc.                       1440 Kiewit Plaza
                                                                                       Omaha, Nebraska  68131
Richard R. Jaros            Director.  Private Investor and former President of the    c/o the Reporting Person
                            Reporting Person and Level 3 Communications.

Walter Scott, Jr.           Director.  Chairman of Level 3 Communications Inc., a      1000 Kiewit Plaza
                            communications and information services company, with      Omaha, Nebraska  68131
                            its principal business address at 1025 Eldorado Blvd.,
                            Broomfield, Colorado 80021.
W. David Scott              Director.  President and Chief Executive Officer of        c/o Magnum Resources, Inc.
                            Magnum Resources, Inc., a real estate investment           800 Blackstone Center
                            company, with its principal business address at 800        302 South 36th Street
                            Blackstone Center, 302 South 36th Street, Omaha,           Omaha, Nebraska, 68131
                            Nebraska, 68131.

                              Page 7 of 7 Pages

                    MidAmerican Energy Holdings Company

VIA EDGAR

October 18, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C.  20549

         Re: Amended Report of Beneficial Ownership of Five Percent or More of a Class of Equity Securities of HomeServices.Com Inc. on Schedule 13D/A

Ladies and Gentlemen:

Pursuant to Regulation S-T, MidAmerican Energy Holdings Company, an Iowa corporation (the "Reporting Person"), electronically files herewith via EDGAR its amended report on Schedule 13D/A reflecting that it beneficially owns more than 5% of a class of equity securities (the "Common Stock") of HomeServices.Com Inc (the "Issuer"). The enclosed amendment of the Reporting Person's original
Schedule 13D filed on April 18, 2000 relates to an increase in the number of shares of Common Stock beneficially owned by the Reporting Person as a result of the Issuer's purchase of 1,700,000 shares of Common Stock on October 12, 2000.

By copy of this letter, a copy of the enclosed Schedule 13D/A has also been furnished to each of the Issuer and the Nasdaq National Market, the principal exchange upon which this issue is traded, as required by Rule 13d-7 under the Exchange Act.

If you have any questions regarding the enclosed Schedule, please feel free to contact me at (515) 242-4099.

Sincerely,

/s/ Paul J. Leighton

Paul J. Leighton

Enclosure

cc:      HomeServices.Com Inc.
         Nasdaq National Market
         John A. Rasmussen Jr., Esq.
         Steven A. McArthur, Esq.